SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934. [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2025
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the transition period from ________________ to ________________

Commission file number 001-33390
Entity Central Index Key 0001381668

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Third Federal 401(k) Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105
C. Amendment Flag    True ☐         False ☒

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statement of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants, Board of Directors and Retirement Plan Committee
Third Federal 40l(k) Savings Plan
Cleveland, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Third Federal 401(k) Savings Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the years then ended (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
MEADEN & MOORE, Ltd.

We have served as the Plan’s auditor since 2006.

Cleveland, Ohio
June 25, 2026

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Third Federal
401(k) Savings Plan

	December 31,
	2025	2024
ASSETS
Investments, at fair value	$220,977,254	$199,750,476

Receivables:
Employer contributions	1,904,946	1,747,638
Notes receivable from participants	2,808,933	3,071,233
Total Receivables	4,713,879	4,818,871

Total Assets	225,691,133	204,569,347

LIABILITIES	—	—

Net Assets Available for Benefits	$225,691,133	$204,569,347

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Third Federal
401(k) Savings Plan

	Year Ended December 31,
	2025	2024
Additions to Net Assets Attributed to:
Contributions:
Employer	$4,417,736	$3,003,849
Employee	5,551,177	4,772,125
Rollover	1,035,509	183,650

Total Contributions	11,004,422	7,959,624

Investment Income
Interest	638,532	581,060
Dividends	2,930,086	2,510,846
Net unrealized/realized appreciation	25,324,615	20,174,170

Total Investment Income	28,893,233	23,266,076

Total Additions	39,897,655	31,225,700

Deductions from Net Assets Attributed to:
Benefits paid to participants	19,553,972	22,660,285
Administrative expenses	236,109	223,052

Total Deductions	19,790,081	22,883,337

Net Increase	20,107,574	8,342,363

Transfer from Third Federal Savings Associate Stock Ownership Plan	1,014,212	2,198,318

Net Assets Available for Benefits:
Beginning of Year	204,569,347	194,028,666

End of Year	$225,691,133	$204,569,347

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Third Federal
401(k) Savings Plan
1.Description of Plan
The following description of the Third Federal 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a complete description of the Plan's provisions.
General:
The Plan is a profit sharing plan and provides for employee contributions under Section 401(k) of the Internal Revenue         Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A portion of the administrative costs related to the Plan are absorbed by the Company.
The Plan was restated effective January 1, 2013, and amended effective July 22, 2014, to make adjustments in the Plan document as required by the IRS.
Eligibility:
Employees of Third Federal Savings and Loan Association of Cleveland (Third Federal) shall be deemed to have met eligibility requirements to participate in the Plan on the first date he/she first completes 30-days of employment. Employees shall be deemed to have met eligibility requirements for Employer Matching Contributions upon completion of six months of service. A participant must also be at least 18 years of age to become eligible for matching contributions (Tier I) and discretionary profit sharing contributions (Tier II) and at least 18 years of age for discretionary contributions (Tier III).
Contributions:
Employee Contributions: The Plan allows participants to contribute up to 75% of their eligible compensation to the Plan, up to the IRS maximum. The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). Effective January 1, 2025, the Plan was amended to permit increased catch-up contributions for participants aged 60 through 63. Participants may also contribute amounts representing distributions from other qualified plans.
Participants can elect to make contributions to the Third Federal 401(k) Savings Plan on a Roth after-tax basis in addition to contributions on a pre-tax basis. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.
Employer Matching Contributions: Third Federal makes a matching contribution (Tier I) equal to 100% of 401(k) deferrals up to the first 4% (2025) and 2% (2024) of compensation deferred. Effective January 1, 2025, the Plan was amended to increase the Company's 401k match from 2% to 4%, which reinstated the Plan's Safe Harbor Status.
Employer Discretionary Contributions: Third Federal may make a discretionary profit sharing contribution (Tier II) or a discretionary contribution (Tier III) to eligible participants. There were no Tier II profit sharing contributions made in 2025 or 2024. For 2025 and 2024, Tier III contributions of 2.5% of eligible wages were made.
Participants' Accounts:
Each participant's account is credited with the participant's contribution, an allocation of Third Federal's contributions, if eligible, and Plan earnings net of administrative expenses. Allocations are based on participant contributions, participant earnings, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.
Vesting:
Participants are always 100% vested in their own contributions, including any income earned on those contributions. In addition, all amounts contributed under Tier I and Tier II are immediately fully vested.
Vesting for Tier III contributions is determined based on participants' years of service, as follows: participants with less than two years of service are not vested in Tier III contributions. After two years of service, participants are 25% vested. Vesting increases to 50% after three years of service and 75% after four years of service. Participants become fully vested upon completing five years of service.

1. Description of Plan, Continued
Retirement, Death and Disability:
A participant is entitled to 100% of his or her account balance upon normal retirement, death or disability. Effective January 1, 2025, the Plan was amended to permit in-service distributions to participants who continue employment after becoming disabled or attaining age 70 1/2, allowing such participants to elect distribution of all of their vested account balance.
Forfeitures:
At December 31, 2025 and 2024, forfeited non-vested accounts totaled $0 and $383, respectively. Forfeitures used to reduce employer contributions were $1 in 2025 and $54,497 in 2024. The plan also allows forfeitures to be used to reduce administrative expenses; no forfeitures were used for this purpose in 2025, compared to $2 in 2024.
Payment of Benefits:
Upon termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a lump-sum amount or transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan. Effective January 1, 2025, the Plan was amended to increase the mandatory cash-out threshold for small account balances from $5,000 to $7,000 and was updated to reflect related distribution and forfeiture provisions accordingly.
Plan Termination
Although it has not expressed any intent to do so, Third Federal has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100% vested in their accounts.
Investment Options:
Upon enrollment in the Plan, a participant may direct employee and employer contributions to any of the investment options offered by the Plan. Participants are allowed to change their investment options once per day.
Investments in TFS Financial Corporation stock, the employer stock of Third Federal Savings, are based upon each employee's investment allocation. Purchases of stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.
Notes Receivable from Participants:
Participants may borrow from their Tier I fund accounts up to the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. The term of the loan shall not exceed five years unless the loan is for the purchase of a primary residence. The loan must bear interest at a reasonable prevailing rate. Participant loans are categorized as notes receivable from participants. These loans are valued at unpaid principal balance plus any accrued but unpaid interest.
The Plan considers a loan in default when the participant fails to comply with the loan note and security agreement for a period of 90 days. In the event of default, the Plan Administrator may declare the loan payable due in full immediately. At that time, there shall be a "deemed distribution" from the participant's account in the amount of the outstanding loan balance. Participant loans continue to accrue interest until the loan is settled by repayment or distribution from participant's account, including "deemed distribution". There were no participant loans in non-accrual status at December 31, 2025 or 2024.
Transfer from Associate Stock Ownership Plan (ASOP):
Participants in the ASOP who are at least age 55 with at least five years of vested service may elect to transfer all or any portion of their accounts in the ASOP to the Plan under the diversification provision of the ASOP. During 2025 and 2024, participants elected to transfer $1,014,212 and $2,198,318, respectively, from their accounts in the ASOP to their accounts in the Plan.
Reclassifications:
Certain prior year amounts have been reclassified to conform with the current year presentation.

2. Summary of Significant Accounting Policies
The policies and principles which significantly affect the determination of net assets and results of operations are summarized below.
Accounting Method:
The Plan's financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value. Quoted market prices are used to value investments in registered investment companies and TFS Financial Corporation stock. Units of pooled separate accounts are valued by the asset custodian at the daily net asset value, which represents the cumulative market values of the pooled separate accounts' underlying investments. The Third Federal CD Portfolio consists of Certificates of Deposit valued at the original cost plus accrued interest and money market accounts valued at their carrying amount, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts and disclosures, and actual results could differ from these estimates.
Risks and Uncertainties:
The Plan provides for various investment options including any combination of mutual funds, pooled separate accounts, and other investment securities. The investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect amounts reported in the statements of net assets available for benefits and participants' individual account balances.
Payment of Benefits:
Benefits are recorded when paid.
3.Investments
The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $26,036,841 in 2025, and $20,591,323 in 2024. TFS Financial Corporation common stock value appreciated $973,202 in 2025, compared to a decline of $2,345,753 in 2024.
In 2025 and 2024, the Plan's investments earned interest and dividend income of $3,312,573 and $2,838,434, respectively. Of these amounts, $382,487 (2025) and $327,588 (2024) were interest earned on the Third Federal CD portfolio. Dividends earned on TFS Financial Corporation common stock in 2025 and 2024 were $1,330,222 and $1,278,179, respectively.
Fair Value Measurements:
Under generally accepted accounting standards, a framework has been established for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements), and the lowest priority to unobservable inputs (level 3 measurements). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under the framework are described below:
Level 1 - Inputs of the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active     markets that the Plan has the ability to access at the measurement date.

3.     Investments, Continued
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
•Quoted prices for similar assets or liabilities in active markets
•Quoted prices for identical assets or liabilities in inactive markets
•Inputs other than quoted prices that are observable for the asset or liability
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs that are unobservable inputs for the asset or liability.
The investment strategies for the Plan's investments are varied and include long term growth of capital and income, market capitalization, high level of current income consistent with preservation of principal and maintenance of liquidity. They may invest in a broad range of domestic and foreign equities, real estate investments and fixed income funds with the objective of matching or exceeding the total return of certain market indices.
The following is a description of the valuation methodologies used for assets measured at fair value:
Common stock and Registered Investment Companies: Valued using the market approach at the closing price reported on the active market on which the individual securities were traded.
Pooled Separate Accounts: Valued at the net asset value ("NAV") of shares held by the Plan at the year-end.
CD Portfolio: Valued at the original cost plus accrued interest
There were no changes to the valuation techniques used in fair value measurement at December 31, 2025 or 2024.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2025 and 2024. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Investments at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total

Registered Investment Companies	$81,537,063	$—	$—	$81,537,063
Common Stocks	14,834,206	—	—	14,834,206
CD Portfolio	—	12,792,949	—	12,792,949
Total Assets in the Fair Value Hierarchy	$96,371,269	$12,792,949	$—	$109,164,218
Investments Measured at Net Asset Value	—	—	—	111,813,036
Total Investments at Fair Value	$96,371,269	$12,792,949	$—	$220,977,254

3.     Investments, Continued

	Investments at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Registered Investment Companies	$70,887,863	$—	$—	$70,887,863
Common Stocks	14,362,161	—	—	14,362,161
CD Portfolio	—	13,148,328	—	13,148,328
Total Assets in the Fair Value Hierarchy	$85,250,024	$13,148,328	$—	$98,398,352
Investments Measured at Net Asset Value	—	—	—	101,352,124
Total Investments at Fair Value	$85,250,024	$13,148,328	$—	$199,750,476

The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2025 and 2024, respectively. The investment option limits transfer activity. Once the number of allowed transfers is met, participants are not allowed to transfer back into an investment option which they have transferred out of until the holding period lapses (30 or 90 days depending on the investment).

Investments Measured Using the Net Asset Value per Share Practical Expedient at December 31, 2025
			Redemption
			Frequency
		Unfunded	(if currently	Redemption
	Fair Value	Commitments	eligible)	Notice Period
Pooled Separate Accounts	$111,813,036	$—	Daily	30 days

Investments Measured Using the Net Asset Value per Share Practical Expedient at December 31, 2024
			Redemption
			Frequency
		Unfunded	(if currently	Redemption
	Fair Value	Commitments	eligible)	Notice Period
Pooled Separate Accounts	$101,352,124	$—	Daily	30 days
If the Plan were to initiate a full redemption of the pooled separate account, the investment adviser reserves the right to temporarily delay disbursements from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
4.Concentration of Investments
Included in investments are shares of TFS Financial Corporation common stock amounting to $14,834,206 (2025) and $14,362,161 (2024). This represents 7% of total investments as of December 31st for the years 2025 and 2024. A significant decline in the market value of TFS Financial Corporation's stock would significantly affect the net assets available for benefits.
5.     Tax Status
The Internal Revenue Service has determined and informed Third Federal, by letter dated October 21, 2014, that the restated Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Recent plan amendments were not included in the 2014 favorable determination. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan continues to qualify under the IRC and the related trust continues to be tax-exempt as of December 31, 2025. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2025, there are no uncertain tax positions taken, or expected to be taken, that

5.     Tax Status, Continued
would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.
6.Related Party and Party-in-Interest Transactions
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. During 2025 and 2024, the Plan paid professional fees totaling $220,993 and $210,593, respectively, for the administration of the Plan. Certain Plan expenses relate to investments managed by Principal Financial Group, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Plan expenses are paid in part by revenue credits which are based on an agreement between the Plan sponsor and the Trustee.
Certain Plan investments consist of shares of TFS Financial Corporation. Third Federal is the Plan sponsor, and TFS Financial Corporation is the parent company of the Plan sponsor. Certain Plan investments also consist of balances in Third Federal CD, which is managed by Third Federal. Therefore, these related transactions qualify as party-in-interest transactions.
7. Subsequent Events
Management evaluates events occurring through the date the financial statements are issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.
The Board of Directors approved a dividend of $0.2825 per share to stockholders of TFS Financial Corporation stock on February 26, 2026, payable on March 25, 2026 to shareholders of record as of March 11, 2026. On May 28, 2026, the Board of Directors approved another dividend of $0.2825 per share to stockholders of record on June 10, 2026 to be paid on June 24, 2026.
Effective January 1, 2026, the Plan was restated to incorporate previous amendments and conform to current regulatory requirements.
8.Recent Accounting Pronouncements
There are no recently issued accounting pronouncements that apply to the financial statements or activities of the Plan.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Third Federal
401(k) Savings Plan
EIN: 34-0573493
Plan Number: 002
December 31, 2025

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Third Federal S&L	Third Federal S&L Certificate of Deposit Portfolio, due 2/26 - 12/30, 0.499% - 4.426%	N/R	$12,792,949
*	Principal Life Insurance Company	Principal Core Plus Bond Separate Account	N/R	5,218,342
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Separate Account	N/R	299,678
*	Principal Life Insurance Company	Principal LifeTime 2015 Separate Account	N/R	352,935
*	Principal Life Insurance Company	Principal LifeTime 2020 Separate Account	N/R	979,239
*	Principal Life Insurance Company	Principal LifeTime 2025 Separate Account	N/R	7,211,475
*	Principal Life Insurance Company	Principal LifeTime 2030 Separate Account	N/R	10,703,087
*	Principal Life Insurance Company	Principal LifeTime 2035 Separate Account	N/R	7,714,299
*	Principal Life Insurance Company	Principal LifeTime 2040 Separate Account	N/R	8,115,619
*	Principal Life Insurance Company	Principal LifeTime 2045 Separate Account	N/R	6,658,440
*	Principal Life Insurance Company	Principal LifeTime 2050 Separate Account	N/R	4,523,727
*	Principal Life Insurance Company	Principal LifeTime 2055 Separate Account	N/R	3,062,259
*	Principal Life Insurance Company	Principal LifeTime 2060 Separate Account	N/R	990,716
*	Principal Life Insurance Company	Principal LifeTime 2070 Separate Account	N/R	56,972
*	Principal Life Insurance Company	Principal LifeTime 2065 Separate Account	N/R	761,280
*	Principal Life Insurance Company	Principal Mid Cap Separate Account	N/R	12,433,289
*	Principal Life Insurance Company	Principal Large Cap S&P 500 Index Separate Account	N/R	29,605,501
	AB LP, Emerald Advisors LLC, Brown Advisory	AB/Brown/Emerald Smallcap Growth I Separate Account	N/R	8,243,309
	Barrow Hanley Global Investors	Westwood/Barrow Hanley Largecap Value III Separate Account	N/R	4,882,870
	Putnam Investments	Putnam International Equity Y Fund	N/R	6,756,707
	The American Funds	American Balanced R6 Fund	N/R	21,690,220
	Fidelity	Fidelity Mid CP Index Fund	N/R	729,687
	The American Funds	Growth Fund of America R6 Fund	N/R	26,973,397
	The American Funds	Europacific Growth R6 Fund	N/R	7,097,136
	Vanguard	Vanguard Select Value Investment Fund	N/R	1,522,017
	Vanguard	Vanguard Federal Money Market Investment Fund	N/R	10,094,105
	Goldman Sachs	Goldman Sachs Bond R6 Fund	N/R	1,915,741
	DFA	US Small Cap I Fund	N/R	4,692,217
	DFA	US Targeted Value I Fund	N/R	65,835
*	TFS Financial Corporation	Common Stock	N/R	14,834,206
		Total investments		$220,977,254
*	Participant Notes Receivable	Interest rates ranging from 4.25% to 9.50%	$—	2,808,933
		Total assets		$223,786,187
	N/R	Participant directed investment, cost not required to be reported.
	*	Party-in-Interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Third Federal Savings 401(k)
Savings Plan

June 25, 2026	/s/ Cathy Zbanek
Chief Synergy Officer

June 25, 2026	/s/ Lauren Weaver
Manager, Human Resources